SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

The Company reports that on June 14, 2013 a cash dividend of USD/ADR 0.8375 will be paid to all shareholders as anounced by the Shareholders' Meeting held on October 31, 2012.

The reocord date was November 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
June 13, 2013